April 30, 2026

Theresa Condor
Chief Executive Officer
Spire Global, Inc.
8000 Towers Crescent Drive
Suite 1100
Vienna, Virginia 22182

       Re: Spire Global, Inc.
           Registration Statement on Form S-1
           Filed April 23, 2026
           File No. 333-295274
Dear Theresa Condor:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Griffin Foster